# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Advanced AI Solutions, Inc.
8910 University Center Lane, Suite 400
San Diego, CA 92122
xfireusa.com

Up to $1,069,999.47 in Common Stock at $0.81
Minimum Target Amount: $9,999.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Advanced AI Solutions, Inc.
**Address:** 8910 University Center Lane, Suite 400, San Diego, CA 92122
**State of Incorporation:** CA
**Date Incorporated:** March 23, 2020

## Terms:

Equity

**Offering Minimum:** $9,999.45 | 12,345 shares of Common Stock
**Offering Maximum:** $1,069,999.47 | 1,320,987 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $0.81
**Minimum Investment Amount (per investor):** $249.48

***Voting Rights of Securities Sold in this Offering***

*Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Company Perks**</u>

<u>**Time-Based:**</u>

**Friends and Family Early Birds**

Invest within the 36 hours will receive 10% additional bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive 8% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 5% bonus shares.

**Amount-Based:**

**$500+ | Tier 1**

Invest $500+ and receive a company t-shirt: Faster Response Saves Lives with our company logo.

**$1,000+ | Tier 2**

Invest $1,000+ and receive 5% Bonus Shares.

**$2,500+ | Tier 3**

Invest $2,500+ and receive 8% Bonus Shares.

**$5,000+ | Tier 4**

Invest $5,000+ and receive 10% Bonus Shares + plus one-hour flight drone time with our company staff + two company shirts with our logo.

**$10,000+ | Tier 5**

Invest $10,000+ and receive 12% Bonus Shares + meet with our team and CEO, and receive four company shirts with logo, one and half hour flight drone time with our company staff.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Advanced AI Solutions will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.81 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Advanced AI Solutions, Inc. ("AAIS") is a California corporation that primarily develops UAVs and the requisite software for the detection, mitigation, and extinguishing of wildfires, structure fires, and other fires where the use of human personnel may present reach, capability, and/or safety challenges.

AAIS has 2 pending patents regarding UAV and autonomous firefighting capabilities. AAIS also holds an extensive, US-exclusive 3-year license to use and leverage the patent portfolio of Guangzhou Walkera Technology Co. ("Walkera"). Walkera's patent portfolio consists of 17 registered invention patents, 42 registered utility patents, 64 registered design patents, and 7 registered software patents. Additionally, Walkera's patent portfolio includes 35 pending invention patents, 21 pending utility patents, and 6 foreign-registered patents. AAIS also licenses thermal imaging technology from Shenzhen HuaRuiCom Technology Co., Ltd. ("HuaRuiCom"). Both Walkera and HuaRuiCom own 15,000,000 shares in AAIS.

Our products will be assembled in the United States. Initially, and pursuant to our licensing agreements, 50-55% of component parts will be sourced from manufacturers in San Diego, CA or elsewhere in the United States. 45-50% of the remaining component parts will be ordered from Walkera. It is our hope that all component parts will be manufactured and assembled in the United States in the years to come.

AAIS will operate under both a business-to-business and direct-to-consumer sales model, primarily through a lease-to-own arrangement. AAIS intends to sell the products in the United States and throughout the global market. Targeted markets for the products are subject to negotiation per the terms of our licensing agreements. Anticipated and targeted consumers for our products are government agencies, public and private firefighting departments, public and private utility companies, and individual consumers, among others.

Our products are being developed to utilize artificial intelligence and developed software in order to detect and respond to fires at the earliest possible moment while preserving the safety of firefighters and mitigating fire danger to forests, property, and human lives. We are a passionate group of people intent on combatting the existing and growing fire risks to people, property, and the planet.

*Competitors and Industry*

### INDUSTRY

The total cost of fire has been broken down into mutually exclusive categories of “expenditure" and “loss" and by sub-categories. The expenditures constitute $273.1 billion (83.1% of total) and the losses constitute $55.4 billion (16.9% of total). In 2020, U.S. wildfires have cost Insurance and power utility companies billions of dollars worth of damages.

https://imectechnologies.com/2019/11/20/fire-safety-total-cost-of-fire-us/

https://www.reuters.com/article/us-usa-wildfires-insured-losses-trfn/western-u-s-wildfires-cost-insurers-up-to-13-billion-in-2020-idUSKBN28P2NQ

COMPETITORS

The top competitor in our industry includes EHang, an air taxi drone company that has converted air taxis into fire suppression UAVs.

EHang is an industry leader and our Company’s primary competition in the firefighting drone market. Despite the present competitive landscape, Advanced AI Solutions stands out in the firefighting drone market because Ehang is a Chinese-based company, whereas we are an American company that assembles drones in the United States. Qur drones are significantly less expensive and can be piloted at the fire location for direct observation and control. eHang flies their drones remotely from a control center in China.

https://www.ehang.com/news/670.html

*Current Stage and Roadmap*

CURRENT STAGE

The company's products are in the pre-market prototype stage and pre-profit. The company currently has four types of fire drones that are pre-selling whereas one product, the fire drone trailers, is in the pre-production stage.

FUTURE ROADMAP

With the technology ready for action, AAIS' efforts for the next few years will be focused on raising funds in order to successfully produce our product line and to grow our distribution network by taking a big part of the U.S. market share before launching our efforts to expand globally.

## The Team

### Officers and Directors

**Name:** Yuen (Vincent) Mao

Yuen (Vincent) Mao's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Chairman of the Board
  **Dates of Service:** March 23, 2020 - Present
  **Responsibilities:** Day-to-day company operations. Vincent currently receives $5000 salary compensation for this role. Plan and develop policies to help AAIS be successful. CEOs work closely with the AAIS' Board of Directors. Vincent is also acting as Managing Director of corporate operations and serves as the link between the different departments of the company.

Other business experience in the past three years:

- **Employer:** Bezalel's Jewelry Inc.
  **Title:** CEO & Owner
  **Dates of Service:** October 19, 2015 - October 26, 2021
  **Responsibilities:** Day-to-day operations.

Other business experience in the past three years:

- **Employer:** Gem and Bead Mall Inc.
  **Title:** CEO & Owner
  **Dates of Service:** August 04, 2005 - April 27, 2021
  **Responsibilities:** Day-to-day operations

Other business experience in the past three years:

- **Employer:** SoCal Sports Supplement Inc.
  **Title:** Art Director
  **Dates of Service:** March 01, 1999 - September 15, 2001
  **Responsibilities:** Design and produce newsstand magazine.

Other business experience in the past three years:

- **Employer:** Parcshade Inc.
  **Title:** CEO
  **Dates of Service:** October 06, 2016 - November 08, 2021
  **Responsibilities:** Design and manage to produce the product

**Name:** Jeff Fulkerson

Jeff Fulkerson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO of North America
  **Dates of Service:** September 01, 2021 - Present

**Responsibilities:** Initial set up of corporate structure and marketing. Jeff does not currently receive a salary compensation and receives 75K non-voting shares.

Other business experience in the past three years:

- **Employer:** JROC Construction. Inc.
  **Title:** President
  **Dates of Service:** January 01, 1990 - January 01, 2020
  **Responsibilities:** Ran Co. Bidding, Hiring, Project Management

Other business experience in the past three years:

- **Employer:** Alden Jeffries Design
  **Title:** Owner
  **Dates of Service:** June 01, 2003 - Present
  **Responsibilities:** Design and make jewelry

**Name:** Daniel Wolfson

Daniel Wolfson's current primary role is with DanDiego Drones. Daniel Wolfson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Flight Operations
  **Dates of Service:** July 01, 2021 - Present
  **Responsibilities:** Dan Wolfson is the Director of Flight Operations for AAIS. He is an FAA 107 commercial drone pilot, a Vietnam veteran and the owner/operator of DanDiego Drones, a certified Disabled Veteran Business Enterprise (DVBE) company. He co-founded ENVI (Electric Networked Vehicles Institute), San Diego's first UAV Indoor Flight Testing and Training Facility where he trained hundreds of people to fly drones. He is a graduate of Grossmont College's UAV training program where he practiced aerial surveying and mapping. Dan is also an inventor with several provisional patents including an automatic candle extinguisher and an "intelligent" motorized walker for mobility-impaired individuals. He has a B.A in Radio/TV/Film and worked for IBM in technology sales. He is an avid technology evangelist and published tech reviewer and sees the vast potential for drone use in dangerous environments to protect humans.

Other business experience in the past three years:

- **Employer:** DanDiego Drones
  **Title:** Owner
  **Dates of Service:** January 01, 2019 - Present
  **Responsibilities:** Aerial Photography and Videography

Other business experience in the past three years:

- **Employer:** ENVI (Electric and Networked Vehicle Institute)
  **Title:** Co-Founder
  **Dates of Service:** January 01, 2015 - July 13, 2018
  **Responsibilities:** I co-founded ENVI (Electric Networked Vehicles Institute), San Diego's first UAV Indoor Flight Testing and Training Facility where I trained hundreds of people to fly drones. This organization is no longer in operation.

**Name:** Rachel Lui

Rachel Lui's current primary role is with Sushi Lounge. Rachel Lui currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO of Asia
  **Dates of Service:** January 01, 2021 - Present
  **Responsibilities:** Manage China operation and Record-Keeping. Rachel currently receives 75K shares of common stock and no salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Sushi Lounge
  **Title:** Head Chef
  **Dates of Service:** January 01, 2012 - Present
  **Responsibilities:** Contact suppliers and prepare food.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the wildfire industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We may never have an operational product or service*
It is possible that there may never be an operational UA fire suppression drone or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our technology. Delays or cost overruns in the development of our technologies and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We are an early stage company and have not yet generated any profits*
Advanced AI Solutions was formed on March 23, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Advanced AI Solutions has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that fire prevention drone technologies is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company may own trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that

unforeseeable costs associated with such practices may invade the capital of the Company.

*We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
Our current and planned business operations are dependent upon key personnel within the company. In particular, Mr. Yuen (Vincent) Mao, the company's CEO, is the primary person responsible for software, artificial intelligence, data, and the general

technological aspects of our business operations. Mr. Daniel Wolfson, the company's Director of Flight Operations, is the company's only FAA certified drone pilot. The loss of these key personnel or potentially the loss of other key personnel, now or in the future, could negatively affect the operations of our business and therefore your investment.

*Competition*
While there are not necessarily any dominant entities in the fire suppression UAV market space, there does exist various entities with products similar to our planned product offerings. As the UAV market in general grows and the fire suppression UAV market in particular grows, it is foreseeable that competition will continue to increase. Accordingly, the market may favor another similar business and/or product, which would affect our operations and therefore may affect your investment.

*Intellectual property ownership & enforcement*
Much of the company's value and future viability is contingent upon the development and maintenance of our intellectual property portfolio. The company intends to leverage its intellectual property portfolio, whether such assets are wholly owned or licensed. Presently, the company has 2 pending patents and is the exclusive United States' licensee of the patent portfolio of Guangzhou Walkera Technology Co., Ltd ("Walkera"). Should the company lose the exclusive license to use Walker's patents, our operations would be likely be affected. Should our pending patents fail to register, our company and operations may be affected. Further, it is the company's belief that it is not infringing upon any patent, trademark, trade dress, trade secrets, copyrights, or other intellectual property. But, given the complexity of intellectual property law, there is an ever-present risk of unintentional, unknowing infringement. If such an infringement does occur, the company's operations and therefore your investment may be affected. There also exists the possibility that other entities infringe upon the intellectual property, in any form, that is owned by or licensed by our company. The cost of enforcing intellectual property rights can be extensive in time, attention, and company capital. Thus, the ability to ensure against intellectual property infringement can be difficult to engage in. This difficult to enforce intellectual property may affect our business and therefore your investment.

*Reliance on 3rd Parties*
The company relies on various 3rd parties in the facilitation of our business operations. Such 3rd party services may include, but are not necessarily limited to, legal services, shipping services, manufacturing and assembling services, web design services, accounting services, public relations services, insurance services, advertisement services, etc. It is possible that delays in the operations of these 3rd party services may affect the company's operations and therefore your investment.

*Susceptibility to Cyber Attacks and Hackers*
The products that we intend to bring to market are reliant upon various software, internet-based services and connectivity services. Accordingly, hacking and cyber-security threats are ever-present concerns. While the company takes these threats seriously, there is an enduring and ever-changing cyber risk profile. Any such security

incidents may negatively affect the company's operations and therefore may impact your investment.

*Changing Laws and Regulations*
Our company and our products exist in a highly regulated industry. It can be difficult to ascertain the regulatory and legal landscape into the future and how such changes may affect our business and therefore your investment. It may eventually be the case that laws and/or regulations are promulgated that render our products commercially or legally unviable. In such a case, the company may choose to pivot to new products, new operations, or new markets. Such a shift would likely affect the company and therefore may affect your investment.

*Early Stage Company with Little Revenue*
Our company is in the early stages of its operations. Accordingly, revenue to this point is limited and generated primarily by the sale of ancillary products that are not core to the future of our planned business operations. The company has yet to achieve net operating profitability and has little historical operations, in part due to incorporation in March of 2020, amidst the Covid-19 pandemic. The company may never become profitable and should that be the case, your investment may be affected.

*Consequences of Product Failures in the Field*
Our products operate in air space, often directly above people, property, and natural resources. There is an ever-present risk of collision with other aerial assets, property, or natural resources. As the UAV industry itself grows, as is reasonably expected, the inherent risk of mid-air collision increases, as does the potential for damage to people, property, and natural resources. These collisions may be the fault of our products, uncertain and/or extreme weather patterns, the willful or negligent operation of other UAVs or aerial vehicles in the airspace, etc. Further, a failure within the product itself poses a risk of falling debris and injuries/damages to people, property, and natural resources. Such failures may negatively affect the company's cash-flow, insurance costs, reputation and general business operations and may therefore affect your investment.

*Newly Developed Market*
The broad UAV market is a new and dynamic market, faced with a multitude of technological, market, legal, regulatory, etc. uncertainty. It cannot be certain that the market or market participants fully adopt the use of UAV technology. Further, the use of UAVs in fire suppression is even more novel and not presently adopted on a broad scale by entities involved in fire suppression. However, aerial resources are commonly employed by fire suppression entities, so adoption may not require extensive re-evaluation of fire suppression methods. Still, given the dynamism in new markets, there exists risks in how the legal, regulatory, market, and technological conditions will develop into the future.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Yuen (Vincent) Mao | 35,000,000 | Common Stock | 52.56 |
| Guangzhou Walkera Technology Co. ("Walkera") | 15,000,000 | Common Stock | 22.52 |
| Shenzhen HuaRuiCom Technology Co., Ltd. ("HuaRuiCom") | 15,000,000 | Common Stock | 22.52 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,320,987 of Common Stock.

***Common Stock***

The amount of security authorized is 100,000,000 with a total of 66,600,000 outstanding.

*Voting Rights*

One Vote per Share. Please see Voting Rights of Securities Sold in this Offering below for additional detail.

*Material Rights*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the

Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 3,500,000
  **Use of proceeds:** Founder's Stock to Yuen (Vincent) Mao
  **Date:** March 23, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $300,000.00
  **Number of Securities Sold:** 1,000,000
  **Use of proceeds:** Purchase of UAVs and requisite parts.
  **Date:** February 06, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 31,500,000
  **Use of proceeds:** Additional founder's stock issuance to Yuen (Vincent) Mao after company articles were amended to increase authorized shares from 10,000,000 to 100,000,000.
  **Date:** July 14, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $50,000.00
  **Number of Securities Sold:** 500,000
  **Use of proceeds:** General business operations and working capital
  **Date:** July 21, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $10,000.00
  **Number of Securities Sold:** 100,000
  **Use of proceeds:** General business operations and working capital.
  **Date:** October 04, 2021

**Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 15,000,000
  **Use of proceeds:** This was an equity for patent licensing arrangement with Walkera.
  **Date:** November 16, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 15,000,000
  **Use of proceeds:** This was an equity for patent licensing arrangement with HuaRuiCom.
  **Date:** November 16, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

### Circumstances which led to the performance of financial statements:

Fiscal year 2020 was the company's first year in operation and only carried on operations for approximately 9 months of the fiscal year after incorporation. In that time, the company generated a net revenue from goods sold of $211,903 and a gross profit on goods sold of $51,169. These figures were primarily generated through the sales of ancillary products not core to the future of the business. Such ancillary products and sales thereof were engaged in to drive revenue and support research and development efforts of the core business moving forward, UAVs for use in firefighting applications. Despite a gross profit of $51,169, the company recorded a net loss of

$27,523 after accounting for operating expenses.

Fiscal year 2021 has a similar capital trajectory as fiscal year 2020 for the company. The financial performance of the business for fiscal year 2020 and fiscal year 2021 to date has been heavily influenced by the Covid-19 global pandemic. The resulting lock-downs, stay at home orders, general and business specific uncertainty, etc. has negatively influenced and slowed research and development, product testing, trade show demonstrations, etc. Thus, the financial performance of the company faced significant downward pressure. Fortunately, with the gradual re-opening of the economy, the company expects stronger financial performance in the years ahead.

**Historical results and cash flows:**

The Covid-19 pandemic imposed significant downward pressure on the company's financial performance in fiscal year 2020 and fiscal year 2021, to date. Accordingly, the financial performance of the firm resulted in a net operating loss of $27,523 for fiscal year 2020 with a similar trajectory for 2021.

However, the company is of the opinion that the historical financial performances to date are not indicative of future performance. As a corporation formed nearly contemporaneously with the spread of and resulting impacts from the Covid-19 pandemic, our management team has capably guided the company through the worst of the pandemic's effects. Further, we believe that we are well-positioned in a market that is poised to grow well into the future.

Fires, generally, and wildfires, in particular, are growing in intensity, in affected area, and in terms of property and human loss. For instance, NASA reports that in California alone, 8 of the state's 10 and 12 of the state's 20 largest wildfires on record have occurred within the last 5 years (Source: https://earthobservatory.nasa.gov/images/148908/whats-behind-californias-surge-of-large-fires). Further, most of these wildfires burn in remote parts of the state, where firefighting resources become difficult, cost-intensive, and time-intensive to mobilize. This is a problem that we hope our products can serve to mitigate.

As the economy reopens and the opportunity for trade show demonstrations resumes, we anticipate the opportunity to be involved in such trade shows to market our products to relevant prospective clients. The funds raised in this crowdfunding round will directly support our ability to build inventory, prepare marketing material, ensure continued working capital for day to day operations, and it is our hope that this will drive stronger financial performance in fiscal year 2022 and beyond.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of September 2021, the company has capital resources avaible in the form of a short term shareholder loan for $23,942.00 from Vincent Mao, capital contributions in a total amount of $360,000.00, and $3,500.00 in cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the initial set of the production to manufacture 10 drones and aggressive marketing and awareness of the new technology of our Eagle Eye drones (firefighting drones) throughout California just in time for the wildfires currently occurring.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, and assuming AAIS raises the maximum goal of $1,069,998.56, then 73.4% will be made up of funds raised from the crowdfunding campaign.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will use the fund to produce the trailer needed as of the package to the drones. AAIS' monthly burn rate is approximately $130,000 per month. If we only raise the minimum raise, then the company can expect to have about three (3) months of operating capital moving forward, unless other raises are accomplished.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months over 2 years. This is based on a current monthly burn rate of $130,000 for expenses related to salaries; inventory; Research & Development (i.e. salaries; inventory; R&D).

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,**

**etc...)**

Currently, the Company has contemplated additional future sources of capital including seeking funds through venture capital and convertible promissory notes.

## Indebtedness

- **Creditor:** Yuen (Vincent) Mao
  **Amount Owed:** $23,942.00
  **Interest Rate:** 8.0%
  **Maturity Date:** July 01, 2022

## Related Party Transactions

- **Name of Entity:** Yuen (Vincent) Mao
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** 0% APR
  **Material Terms:** Debt ($23,942) will be returned to Yuen (Vincent) Mao on July 1, 2022 with 0% interest rate.

## Valuation

**Pre-Money Valuation:** $53,946,000.00

**Valuation Details:**

**3rd Party Valuation – Sun Business Valuations, LLC**

Advanced AI Solutions, Inc. solicited the professional business valuation services of Sun Business Valuations, LLC ("SBV"). As of May 18, 2021, it was SBV's professional opinion that Advanced AI Solutions, Inc. ("AAIS") be valued at $104,000,000.00 pursuant to the Income Approach to Value.

**Qualitative Analysis**

UAV Market Outlook & Loosening of Restrictions

SBV's report indicates that the UAV market is considered to be a strong and growing market into the future. Presently, the U.S. Department of Defense is a major driver of the industry in aggregate. But, SBV also reports that the civil market is "drastically expand[ing]", particularly in the last five (5) years. Further, SBV notes that the laws and regulations governing the civil commercial market, though they continue to develop, are loosening. Presently, commercial operators of heavier drones, of which many of AAIS' would be classified, are required to obtain clearance certifications with the Federal Aviation Administration ("FAA"). Fortunately, those certifications are being issued in many contexts, such as to the United Parcel Service ("UPS"), Alphabet Inc. (parent company of Google), and Amazon among others. Still further, a general loosening of regulations in the commercial context increases the ability for U.S. based UAV manufacturers to export their products, which AAIS intends to do.

Climate Change and Increased Fire Impact

SBV's report indicates that increased fire events, at least partially due to climate change, are shifting public sentiments towards more enhanced fire interdiction. Further, SBV concludes that this will likely lead customers to increase their expenditure for such services, such as those offered by AAIS.

Intellectual Property Portfolio & R&D

SBV's report indicates that AAIS' intellectual portfolio is a strong indicator of its reported value. AAIS has two (2) pending patents in the U.S. and expects to file more in the coming years. The company also holds an exclusive license to leverage the sizeable patent portfolio of Guangzhou Walkera Technology Co., Ltd ("Walkera"). Further, the patent licensure that AAIS possesses gives access to various useful patents, including some related to water. SBV indicates that water related patents often have increased value. Still further, AAIS presently has eighteen (18) different drone modules ready to manufactured for various applications.

Anticipated Component Cost Reduction & DJI Embargo

SBV's report indicates that overall decline in the price of semiconductor and electronic components serves to increase the profitability of the UAV industry as a whole. Further, the embargo of DJI products into the U.S., a popular Chinese UAV manufacturer, creates additional market opportunity for U.S. based UAV companies like AAIS.

Industry Contacts

SBV's report indicates that AAIS is well positioned based on their existing "inside track" of contacts within the private and public sector.

"Inside track" is merely a term used by SBV based on our contacts in the private and public sector. Private and public contacts have been acquired largely via various industry trade shows and other interactions. We also have on-going contacts with insurance companies, particularly those who underwrite insurance policies for utility companies. Contacts are by no means guarantees of purchase.

**Quantitative Analysis**

SBV's analysis of AAIS management-provided financial statements yields a conclusion that a 4.11 sales multiple is justified. Further, SBV calculated a 2021-2022 Weighted Average EBITDA (earnings before interest, taxes, depreciation, and amortization) of $25,326,917.00, largely influenced by sales projections. Accordingly, SBV's analysis indicates a present value of $104,000,000.00.

Discounted Present Valuation for Start Engine Offering

AAIS' therefore, based upon the internal calculations of management, makes its offering at a discounted valuation of $53,946,000.00 and a price per share of $0.81. Valuation is calculated on a pre-money basis, fully diluted, and there are no outstanding convertible notes issued by the company. Presently, there are 66,600,000 shares outstanding. A price per share offering at $0.81 reflects a proposed company valuation of $53,946,000.00.

AAIS' primary reasons for offering this crowdfunding round at a discounted valuation relative to the commissioned 3rd party valuation is to: (a) make this offering at an accessible and attractive price point for this class of prospective investor; (b) to account for the fact that enduring Covid-19 influenced market conditions have negatively affected sales projections for 2021; and (c) to bring the valuation closer to similar entities in this space (i.e. market standards).

While some drone related entities listed on Start Engine pursuant to Regulation Crowdfunding have lower valuations, it is AAIS' managements belief that a $53,946,000.00 valuation is justified. This is based largely upon the qualitative information listed by SBV and elsewhere in our offering materials. This includes the size of the domestic and foreign fire interdiction market, the expanding role of climate change in and a review of increasing fire intensity, duration, affected area, property destruction, and human impact. It also accounts for the sizeable intellectual property portfolio of the company, which includes two (2) pending patent applications in the U.S. and exclusive U.S. licensure to leverage the patent portfolio of Walkera. Walkera's patent portfolio consists of 17 registered invention patents, 42 registered utility patents, 64 registered design patents, and 7 registered software patents. Additionally, Walkera's patent portfolio includes 35 pending invention patents, 21 pending utility patents, and 6 foreign registered patents.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.45 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Start Engine Premium Deferred Fee*
  96.5%
  If only the minimum is raised, most of the funds will be directed to Start Engine to cover applicable fees. Any and all additional funds will be allocated to working capital to help cover ongoing day-to-day operations.

If we raise the over allotment amount of $1,069,999.47, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Research & Development*
  6.0%
  We will use 6% of raised funds for research and development to further research and test the current designs of our UAV product offerings. Any remaining funds from this source will be used for additional market research.

- *Marketing*
  12.0%
  We will use 12% of raised funds for marketing efforts, specifically for the further development of traditional and digital advertising materials and for traditional and digital advertising space.

- *Working Capital*
  35.0%
  We will use 35% of raised funds as working capital. These funds will be used to continue to fund the ongoing day to day expenses of the company and to cover professional services fees and other vendor payments. Any remaining funds from this sources will be used to support the initial and any early product launches.

- *Inventory*
  43.5%
  We will use 43.5% of raised funds to purchase inventory, which will support, at least, an initial launch of our product offerings. All funds from this source will be used to build out our inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at xfireusa.com (xfireusa.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/advanced-ai-solutions

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Advanced AI Solutions, Inc.

*[See attached]*

# ADVANCED AI SOLUTIONS, INC.

## FINANCIAL STATEMENTS

## FROM INCEPTION(MARCH 23, 2020) YEAR ENDED DECEMBER 31, 2020

*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'SREVIEW REPORT ........................................ 1

FINANCIAL STATEMENTS:

Balance Sheet ........................................ 2

Statement of Operations ........................................ 3

Statement of Changes in Stockholders' Equity ........................................ 4

Statement of Cash Flows ........................................ 5

Notes to Financial Statements ........................................ 6

**INDEPENDENT ACCOUNTANT'SREVIEW REPORT**

To the Board of Directors of
Advanced AI Solutions, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Advanced AI Solutions, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (March 23, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 24, 2021
Los Angeles, California

| As of December 31, | | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ | 7,942 |
| **Total current assets** | | **7,942** |
| | | |
| **Total assets** | **$** | **7,942** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Shareholder loan | $ | 23,942 |
| Other current liabilities | | 6,524 |
| **Total current liabilities** | | **30,466** |
| | | |
| **Total liabilities** | | **30,466** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | | 100 |
| Retained earnings/(Accumulated Deficit) | | (22,623) |
| | | |
| **Total stockholders' equity** | | **(22,523)** |
| | | |
| **Total liabilities and stockholders' equity** | **$** | **7,942** |

*See accompanying notes to financial statements.*

**ADVANCED AI SOLUTIONS, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **Inception (March 23, 2020)** | | **December 31, 2020** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ | 211,903 |
| Cost of goods sold | | 160,734 |
| Gross profit | | 51,169 |
| | | |
| Operating expenses | | |
| General and administrative | | 73,727 |
| Sales and marketing | | 65 |
| Total operating expenses | | 73,792 |
| | | |
| Operating income/(loss) | | (22,623) |
| | | |
| Interest expense | | - |
| Other Loss/(Income) | | - |
| Income/(Loss) before provision for income taxes | | (22,623) |
| Provision/(Benefit) for income taxes | | - |
| | | |
| **Net income/(Net Loss)** | **$** | **(22,623)** |

*See accompanying notes to financial statements.*

## ADVANCED AI SOLUTIONS, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| (in , $US) | Common Stock | | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|
| | Shares | Amount | | |
| **Inception date March 23, 2020** | - | | | |
| Issuance of Common Stock | 3,500,000 | $ 100 | | $ 100 |
| Net income/(loss) | - | - | $ (22,623) | $ (22,623) |
| **Balance—December 31, 2020** | **3,500,000** | **$ 100** | **$ (22,623)** | **$ (22,523)** |

*See accompanying notes to financial statements.*

**ADVANCED AI SOLUTIONS, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| As of inception (March 23, 2020) | | December 31, 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | (22,623) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Changes in operating assets and liabilities: | | |
| Other current liabilities | | 6,524 |
| **Net cash provided/(used) by operating activities** | | **(16,099)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | | - |
| **Net cash provided/(used) in investing activities** | | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Capital contribution | | 100 |
| Shareholder loan | | 23,942 |
| **Net cash provided/(used) by financing activities** | | **24,042** |
| | | |
| Change in cash | | 7,942 |
| Cash—beginning of year | | - |
| **Cash—end of year** | **$** | **7,942** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Issuance of equity in return for note | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Advanced AI Solutions, Inc. was incorporated on March 23, 2020 in the state of California. The financial statements of Advanced AI Solutions, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

Advanced AI Solutions, Inc. is a patent pending AI firefighter drones and water sprinkler system to detect and protect against power line fires and forest fires. With our automatic firefighting drone system, we will reduce property damage, save countless lives, as well as reduce our customer's utility bills.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Income Taxes**

Advanced AI Solutions, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its products (Thermal Camera, Thermal Camera Trailer, Battery Drone, Hybrid Drone and etc.) to the final customers.

**Cost of sales**

Costs of goods sold include the cost of products sold, freight and delivery and etc.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2020 amounted to $65, which is included in sales and marketing expense.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 24, 2021, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

| As of December 31, | 2020 |
|---|---|
| Payroll Liabilities | $ 6,524 |
| **Total Other Current Liabilities** | **$ 6,524** |

## 4. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 100,000,000 shares of common shares with no par value. As of December 31,2020, 3,500,000 shares have been issued and are outstanding.

## 5. DEBT

**Owner Loans**

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

| Owner | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
|---|---|---|---|---|---|---|---|---|---|
| Mao Yuan | $ 23,942 | 0.00% | Fiscal Year 2020 | No set maturity | $ - | $ - | $ 23,942 | $ - | $ 23,942 |
| **Total** | | | | | $ - | $ - | $ 23,942 | $ - | $ 23,942 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## 6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

| As of Year Ended December 31, | 2020 |
|---|---|
| Net Operating Loss | $ (6,680) |
| Valuation Allowance | 6,680 |
| **Net Provision for income tax** | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020are as follows:

| As of Year Ended December 31, | 2020 |
|---|---|
| Net Operating Loss | $ (6,680) |
| Valuation Allowance | 6,680 |
| **Total Deferred Tax Asset** | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $22,385, and the Company had state net operating loss ("NOL")carryforwards of approximately $22,385. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. RELATED PARTY

From March 23, 2020 through December 31, 2020 the Company received the loans from its owner, Mao Yuen in the aggregate amount of $ 23,942. As of December 31, 2020, the outstanding balance of the loan is in the amount of $23,942. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## 8. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 24, 2021, the date the financial statements were available to be issued.

On June 30, 2021, the company entered into forward financing agreement in the amount of $11,962 (amount of future receipt) with Forward Financing, LLC. The purchase price is $7,500 and processing fee of $495.

On February 6, 2021, the company entered into a Cooperation agreement with Walkera Technology Co., LTD (Walkera). The company grants 15% equity in exchange for right to use Walkera's products.

On February 6, 2021, 35,000,000 shares of common stock of the company were issued to Mao Yuen.

On February 18, 2021, the company entered into a Cooperation agreement with ShenzhenHuaRuiCom Technology Co., Ltd. (HauRuiCom). The company grants 15% equity in exchange for right to use HuaRuiCom's products.

On February 21, 2021, 1,000,000 shares of common stock of the company we reissued to Best Life, LLC.

On July 21, 2021, 500,000 shares of common stock of the company were issued to Chang, Winifreda.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. As of December 31, 2020, the Company has a net operating loss of $22,623, an operating cash flow loss of $16,099 and liquid assets in cash of $7,942, which less than a year worth of cash reserves. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# Advanced AI Solutions

Fire-Prevention AI Drone Technology


Advanced Ai Solutions Inc.

Website | San Diego, CA | TECHNOLOGY

**$0.00** raised

| | |
|---|---|
| **0** Investors | **$53.9M** Valuation |
| **$0.81** Price per Share | **$249.48** Min. Investment |
| **Common** Shares Offered | **Equity** Offering Type |
| **$1.07M** Offering Max | Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Advanced AI Solutions aims to be one of America's top producers of fast-response, fire-suppressing drones. Our AI-enabled thermal camera technology can detect and respond to fires at an early stage, helping to save lives and control major disasters. The company's products are in the pre-market prototype stage and the company is currently pre-profit.

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- Exclusive license to use just under 200 global patents and patent applications with production based in the US.
- The size of the US fire protection market will reach over $6B by 2023 with the global market size expected to reach $67B by 2028.
- AI drones present a safer and more advanced fast-response tool for extinguishing and mitigating fires.

*Source and Source*

## A faster, safer way to respond to fires

Advanced AI Solutions was founded to save lives. With our robust suite of fire-suppressing drone products, our goal is to prevent the catastrophic damage and loss caused by the growing number of wildfires occurring in the United States.


Thermal Cameras
Capable of identifying fires up to five miles away


Firefighter Drones
A fully automated response is triggered & drones are sent to the precise location
Advanced Ai Solutions Inc.

*Drones shown in graphic are pre-market prototypes.*

In action, our thermal camera can spot a fire from up to five miles away, sending the precise location to our drone units and sprinkler systems capable of mitigating and even extinguishing fires before they spread. This fully automated deployment response to threats presents both a faster and safer solution for combating wildfires than traditional methods.



THE PROBLEM

## Record-setting droughts and heat waves are leading to more frequent fires

Across the world, record-setting droughts and heat waves are spurring more frequent and severe wildfires. In their wake, forests and neighborhoods are destroyed, lives are lost, and people are left homeless. Projections indicate that these threats are only going to get worse, with rising temperatures predicted to lengthen the annual window of high fire ignition risk by 10-30% (source).


Annual High Fire Ignition Risk Window
will grow by
10-30%

(Source)

During an active wildfire, helicopters and air tankers can be slow to arrive and expensive to operate (source). In some circumstances, the need for personnel has left useful vehicles unable to be operated in dire times of need (source). As these fires are growing more dangerous and costly to manage, the need for new, advanced tools is clear. In order to address these ongoing threats, we need improved response and containment mechanisms that leverage top technology to keep as many people as possible out of harm's way.

THE SOLUTION

## Firefighting drones powered by AI software

Advanced AI Solutions will produce smart, fire-suppressing drones that can be deployed and managed through a variety of devices. AI software built into the drones allows early detection of fires and powerful, autonomous extinguishing capabilities.


Heavy-Duty Helicopter
Hourly Operation Cost:
$6,300
Air Tanker
Hourly Operation Cost:
$4,300
Fleet of 30
WK-1900 Firefighter Drones
Hourly Operation Cost:
$1,500
(at per-drone operation cost of $50/hr)

**Drones shown in graphic are pre-market prototypes.*

(Source)

Our fire suppression technology works one of two ways:

- (1) Capable of extinguishing fires in areas up to 1.2 acres in size, the **fire drone trailer (FDT)** can be operated by one person with a pickup truck. (priced at $258,300/unit)
- (2) The **autonomous fire drone tower** detects and targets fires through use of a fully-automated system of AI software. (priced at $650,000/unit)



Future, yet-to-be-released versions of our drone trailers will automatically charge and swap drone batteries.

**Drones shown in video are pre-market prototypes.*



**Drones shown in video are pre-market prototypes.*

Our revenue will come from these and additional products based on a lease-to-own model, combined with requisite hardware and software maintenance. AAIS will sell individual units, with the option of customization, to fire departments, fire stations, land management companies, utility providers, and other organizations, beginning in the US before expanding worldwide.



**Drones shown in graphic are pre-market prototypes.*

THE MARKET

## Billion-dollar markets mitigating devastating losses

Fires cost the world hundreds of billions of dollars in damages and losses, with insurance companies, power utilities, and individual homeowners being some of the hardest hit (source, source).


Global Fire Protection System Market
$67B
Anticipated CAGR of 6.8% from 2021-2028
US Fire Protection System Market
$6B by 2023
Projected with CAGR of 8.6%
Global Drone Market
$18B in 2020
$40B by 2027
With anticipated CAGR of 12.27%

**Drones shown in graphic are pre-market prototypes.*

(Source | Source | Source)

The overall market for our products is expansive, including utility companies, state land management, fire departments, police departments, the U.S. government and military, as well as large commercial properties. Our primary competitor is the Chinese company EHang; however, Advanced AI Solutions takes pride in being an American company that plans to manufacture most of its components here in the US and assembles 100% of the product here in the US.

Our Traction

## Fire drones are ready for production

With an exclusive license to use just under 200 global patents for AI-enabled fire solutions, our suite of technology is now ready for action. This round of investment will fund the production of our initial products, including our thermal camera and five firefighting drone models.



**Drones shown in video are pre-market prototypes.*

We aim to sell our first series of products in the U.S. by the end of 2022, with opportunities for customer feedback and improvements.

WHY INVEST

## Join us in this critical, life-saving mission

Tackling the growing threats of wildfires has become one of the world's most critical challenges. By implementing state-of-the-art technology, our products and services aim to save as many lives as possible.



**Drones shown in graphic are pre-market prototypes.*

Once we expand within the US market, we'll extend globally, supporting as many regions, municipalities, and organizations as possible. We're pioneering the widespread use of fire drones and thermal cameras, and we're looking for individuals who share our mission.

## Meet Our Team





### Yuen (Vincent) Mao

CEO, Director, and Chairman of the Board

*Yuen (Vincent) Mao is the CEO and Founder of Advanced AI Solutions Inc. Vincent's education was in art including a year at the San Francisco Art Institute. Vincent is a seasoned entrepreneur and inventor, having built a successful jewelry business which he grew to seven retail stores. In response to an economic downturn, Vincent pivoted his model to focus on the technology sector leading to numerous patents including a jewelry vending machine and a car sun visor. Vincent's next realm is focused on the use of drone technology to fight fires. Vincent's positive attitude and continuous drive towards the application of cutting edge technology to solve real world problems are what drive him.*

### Jeff Fulkerson

COO of North America

*Jeff is the COO of Advanced A.I. Solutions in San Diego, CA where Jeff works closely with the CEO & CFO to coordinate marketing and sales, as well as developing strategies and procedures to facilitate the growth and expansion of the company. Jeff works closely with the executive team to set company goals and monitor performance. Jeff has successfully run his own construction company for the last 30 years building and overseeing projects from residential, municipal and government projects including residential development. Jeff enjoys jewelry making and has published several 'how-to' articles on the subject as well as produces 'how-to' videos.*





**Daniel Wolfson**

Flight Operations Director

*Dan Wolfson is the Director of Flight Operations for AAIS. He is an FAA 107 commercial drone pilot, a Vietnam veteran and the owner/operator of DanDiego Drones, a certified Disabled Veteran Business Enterprise (DVBE) company. He co-founded ENVI (Electric Networked Vehicles Institute), San Diego's first UAV Indoor Flight Testing and Training Facility where he trained hundreds of people to fly drones. He is a graduate of Grossmont College's UAV training program where he practiced aerial surveying and mapping. Dan is also an inventor with several provisional patents including an automatic candle extinguisher and an "intelligent" motorized walker for mobility-impaired individuals. He has a B.A in Radio/TV/Film and worked for IBM in technology sales. He is an avid technology evangelist and published tech reviewer and sees the vast potential for drone use in dangerous environments to protect humans.*

**Rachel Lui**

COO of Asia

*Rachel Lui is the COO of Asia at Advanced AI Solutions Inc. She has been working with Vincent Mao since his gems and beads franchise stores and transfer to the high technology industry. She witnesses Vincent's passion for entrepreneurship and awakens her to the future development of high technology that could make the society better. She is fortunate to be part of the AAIS team to participate in technology for saving lives and forests. Rachel currently splits her time between working for Advanced AI and Sushi Lounge (see directors and officers section in Form C for additional detail)*

### Offering Summary

| | |
|---|---|
| **Company** | Advanced AI Solutions, Inc. |
| **Corporate Address** | 8910 University Center Lane, Suite 400, San Diego, CA 92122 |
| **Offering Minimum** | $9,999.45 |
| **Offering Maximum** | $1,069,999.47 |
| **Minimum Investment Amount (per investor)** | $249.48 |

### Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 12,345 |
| **Maximum Number of Shares Offered** | 1,320,987 |
| **Price per Share** | $0.81 |
| **Pre-Money Valuation** | $53,946,000.00 |

***Voting Rights of Securities Sold in this Offering***

*Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Company Perks**

**Time-Based:**

**Friends and Family Early Birds**

Invest within the 36 hours will receive 10% additional bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive 8% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 5% bonus shares.

**Amount-Based:**

**$500+ | Tier 1**

Invest $500+ and receive a company t-shirt: Faster Response Saves Lives with our company logo.

**$1,000+ | Tier 2**

Invest $1,000+ and receive 5% Bonus Shares.

**$2,500+ | Tier 3**

Invest $2,500+ and receive 8% Bonus Shares.

**$5,000+ | Tier 4**

Invest $5,000+ and receive 10% Bonus Shares + plus one-hour flight drone time with our company staff + two company shirts with our logo.

**$10,000+ | Tier 5**

Invest $10,000+ and receive 12% Bonus Shares + meet with our team and CEO, and receive four company shirts with logo, one and half hour flight drone time with our company staff.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Advanced AI Solutions will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.81 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Advanced AI Solutions to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Wildfires are wreaking havoc on our country, growing more devastating at an alarming rate.

They can start in remote areas and explode overnight into an uncontrollable blaze, often before they're even detected.

They destroy homes. Businesses. Agricultural land.

They cause billions of dollars in damage across the US.

But, most importantly, wildfires kill.

And they happen -

Like THAT.

Let's combat these fires with the same speed and intensity. Faster response saves lives.

Introducing Fast-Response Fire Suppressing Drones from Advanced AI Solutions. A multipronged approach to fighting wildfires.

Our drone-equipped towers with AI software monitor a radius of 10 square miles, using thermal technology to track fires in real-time, alert local fire stations, and then extinguish or mitigate fires at an early stage.

This fast-responding system of Detect, Deploy, Dispense gives us an enormous advantage in the fight against wildfires.

And also offer exceptional promise for the future in urban areas with high rise/multi-story structures.

Fire departments already utilize drone technology, and initial meetings with Fire Departments showed huge interest in AAIS' technology as a seamless but major upgrade.

AAIS' drones' night vision capability means we can operate safely into the night. And because drones are lighter, quicker, and smarter than helicopters, we're able to fly low through the smoke and haze without spreading embers.

We produce our drones right here in the USA, using American technology and American workers. AAIS knows how to rise to the challenge, and the sooner we can produce this innovative technology, the sooner we can all be part of a life-saving mission.

Join us as we save lives, property, forests, and other vital resources by building a safer future with Fire Drones.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.